Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4) and related Prospectus of Berry Plastics Group, Inc. for the exchange of an aggregate principal amount of up to $400,000,000 of new 6.00% Second Priority Senior Secured Notes due 2022 for all of their outstanding unregistered 6.00% Second Priority Senior Secured Notes due 2022 and to the incorporation by reference therein of our reports dated April 27, 2015, with respect to the consolidated financial statements of AVINTIV Inc. for the year ended December 31, 2014, included in Berry Plastics Group, Inc. 8-K/A, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Charlotte, North Carolina

May 2, 2016